

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2022

Eli Spiro
Chairman and Chief Executive Officer
CleanTech Acquisition Corp.
207 West 25th Street, 9th Floor
New York, NY 10001

> **Re: CleanTech Acquisition Corp.**
> **Amendment No. 7 to Registration Statement on Form S-4**
> **Filed July 22, 2022**
> **File No. 333-262431**

Dear Mr. Spiro:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2022 letter.

Amendment No. 7 to Registration Statement on Form S-4 filed on July 22, 2022

General

1.　We note your revisions indicating that 15,466,711 shares were redeemed at the special meeting in connection with the combination period extension. Please revise your letter to stockholders to disclose these redemptions. Provide risk factor disclosure if the redemptions in connection with the extension will make it more difficult for you to complete a Business Combination. For example, discuss the impact of the reduction in funds in the Trust Account and in the number of stockholders that you have and any impact on meeting or maintaining Nasdaq listing requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Nauticus, page 183

2. We note your revised disclosure on page 185 concerning the initial production run of the Nauticus Fleet, which states that the "first sets of robots were to be delivered in Q4 2022, with the remainder being fulfilled by the end of 2024," but "the initial delivery of the first assets of the Nauticus Fleet has been delayed into 2023" due to supply chain disruptions. We also note your disclosures on page 26 that the "RaaS model is anticipated to fully commence in late 2022 after the delivery of additional vehicles to increase the fleet size and after their respective commissioning" and on page 125 that "the Nauticus fleet of robotic systems are [to be] commissioned in the 4th quarter of 2022." With respect to your disclosure:

    - Advise whether references to the Nauticus Fleet and other robotics suggesting delivery of some units in 2022 throughout your registration statement should be revised to reflect the delayed production schedule.
    - Clarify whether the "first assets" of the Nauticus Fleet expected to be delivered in 2023 will consist solely of Hydronaut - Aquanaut "pairs" or whether you may take delivery of some robotics systems separately.
    - We note your disclosure on page 52 that "Nauticus expects to launch its core RaaS offering by the end of 2022. This evaluation is based on the time to complete production of the initial RaaS fleet." Revise your disclosure if the production delays have impacted when you expect the RaaS model to "fully commence."

CLAQ Notes to Unaudited Condensed Financial Statements
Note 10. Subsequent Events, page F-51

3. Please revise to include a discussion of the recent material redemptions and the impact to your financial statements. Refer to ASC 855-10-50-2.

You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Giovanni Caruso, Esq.